Exhibit 21.1

List of Subsidiaries

Subsidiary	BioTime Ownership	Country
Asterias Biotherapeutics, Inc.	71.6%	USA
ReCyte Therapeutics, Inc.	94.8%	USA
OncoCyte Corporation	75.3%	USA
OrthoCyte Corporation	100%	USA
ES Cell International Pte Ltd.	100%	Singapore
BioTime Asia, Limited	81%	Hong Kong
Cell Cure Neurosciences Ltd.	62.5%	Israel
LifeMap Sciences, Inc.	73.2%	USA
LifeMap Sciences, Ltd.	(1)	Israel

(1)	LifeMap Sciences, Ltd. is a wholly-owned subsidiary of LifeMap Sciences, Inc.